Exhibit (a)(2)(F)

May 1, 2009

Dear Stockholder:

We are writing as the members of the Special Committee of the Board of Directors of Cox Radio, Inc. to recommend that you tender your shares to Cox Media Group, Inc. to receive $4.80 per share.

On March 23, 2009, Cox Media Group, an indirect and wholly owned subsidiary of Cox Enterprises, Inc., commenced a tender offer to purchase all of the outstanding shares of Class A common stock of Cox Radio, Inc. not already owned by Cox Media Group for $3.80 per share in cash without interest.

The Board of Directors of Cox Radio established a Special Committee, comprised of independent directors who are neither affiliated nor associated with Cox Media Group or Cox Enterprises, to review and evaluate the tender offer. Since that time the Special Committee has been evaluating the fairness of the tender offer and negotiating with Cox Media Group and Cox Enterprises to secure an increase in the offer price.

On April 29, 2009, following negotiations conducted by the Special Committee, Cox Media Group and Cox Enterprises increased the offer price from $3.80 per share to $4.80 per share. The Special Committee has unanimously determined that the tender offer is fair, from a financial point of view, to Cox Radio’s stockholders (other than Cox Media Group and Cox Enterprises). The Special Committee recommends, on behalf of Cox Radio, that the public stockholders of Cox Radio accept the tender offer and tender their shares of Class A common stock pursuant to the tender offer.

Enclosed with this letter is an amended and restated Solicitation/Recommendation Statement on Schedule 14D-9 that contains the favorable recommendation of the Special Committee, explains the reasons behind the recommendation and discusses the background of the tender offer. Free copies of the exhibits referenced but not attached to the enclosed amended and restated Solicitation/Recommendation Statement are available at www.sec.gov.

The Special Committee encourages you to review the enclosed Schedule 14D-9 in its entirety because it contains important information. Thank you for your careful consideration of this matter.

Sincerely,

/s/  Juanita P. Baranco

Juanita P. Baranco

/s/  Nick W. Evans, Jr.

Nick W. Evans, Jr.
Members of the Special Committee